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                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20459

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                              SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 2)

                              GETTHERE INC.
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                        (Name of Subject Company)

                              GETTHERE INC.
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                   (Name of Person(s) Filing Statement)

                COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                    (Title of Class of Securities)

                              374266-10-4
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                 (CUSIP Number of Class of Securities)

                              GADI MAIER
                 PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             GETTHERE INC.
                         4045 CAMPBELL AVENUE
                     MENLO PARK, CALIFORNIA 94025
                            (650) 752-1500
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              (Name, address and telephone number of person
             authorized to receive notice and communications
              on behalf of the person(s) filing statement)

                              COPY TO:
                       RICHARD V. SMITH, ESQ.
                ORRICK, HERRINGTON & SUTCLIFFE LLP
                OLD FEDERAL RESERVE BANK BUILDING
                        400 SANSOME STREET
                 SAN FRANCISCO, CALIFORNIA 94111
                          (415) 392-1122

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   This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates to the tender offer of by GetThere Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sabre Holdings Corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 11, 2000, to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share, of GetThere Inc., a Delaware corporation, at a price of $17.75 per share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2000 and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend and supplement Items 4 and 9 of the Schedule 14D-9 as described below. Defined terms used herein and not defined have the meanings given them in the
Schedule 14D-9 previously filed.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4 is amended and supplemented as set forth below. The text of Item 4 as previously filed on September 11, 2000 is incorporated herein by reference.

The Travel Weekly Daily Bulletin September 26, 2000 interview with Gadi Maier, attached as Exhibit 9, is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 is hereby amended and restated as follows:

Exhibit 1 Form of Offer to Purchase, dated September 11, 2000 (incorporated by reference to Exhibit (a)(i)(A) to Sabre Holdings Corporation's and GetThere Acquisition Corp.'s Tender Offer Statement on Schedule TO dated September 11, 2000, as amended (the "Schedule TO")). (1)

Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit
           (a)(i)(B) to the Schedule TO). (1)

Exhibit 3 Agreement and Plan of Merger, dated as of August 28, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed September 1, 2000 by Sabre Holdings Corporation, GetThere Acquisition Corp. and certain other parties (the "Schedule 13D"). (1)

Exhibit 4 Assignment and Assumption Agreement, dated as of August 30, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 3 to the Schedule 13D). (1)

Exhibit 5 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 4 to the Schedule
           13D). (1)

Exhibit 6 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 5 to the Schedule
           13D). (1)

Exhibit 7  Letter to stockholders of GetThere Inc. dated September 11, 2000.*
           (1)

Exhibit 8  Press Release issued August 28, 2000 (incorporated by reference to
           Exhibit 99.1 to the Schedule TO filed August 29, 2000). (1)

Exhibit 9 Travel Weekly Daily Bulletin September 26, 2000 interview with Gadi Maier. (2)

ANNEX A  INFORMATION STATEMENT

ANNEX B  OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

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*  Included with Schedule 14D-9 mailed to GetThere stockholders.

(1)   Previously filed.
(2)   Filed herewith.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 29, 2000
                                    GETTHERE INC.



                                    By: /s/ GADI MAIER
                                       ------------------------------
                                        Gadi Maier
                                        Chief Executive Officer and President

                                EXHIBIT INDEX


Exhibit 1 Form of Offer to Purchase, dated September 11, 2000 (incorporated by reference to Exhibit (a)(i)(A) to Sabre Holdings Corporation's and GetThere Acquisition Corp.'s Tender Offer Statement on Schedule TO dated September 11, 2000, as amended (the "Schedule TO")). (1)

Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit
           (a)(i)(B) to the Schedule TO). (1)

Exhibit 3 Agreement and Plan of Merger, dated as of August 28, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed September 1, 2000 by Sabre Holdings Corporation, GetThere Acquisition Corp. and certain other parties (the "Schedule 13D"). (1)

Exhibit 4 Assignment and Assumption Agreement, dated as of August 30, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 3 to the Schedule 13D). (1)

Exhibit 5 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 4 to the Schedule
           13D). (1)

Exhibit 6 Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre Holdings Corporation (incorporated by reference to Exhibit 5 to the Schedule
           13D). (1)

Exhibit 7  Letter to stockholders of GetThere Inc. dated September 11, 2000.*
           (1)

Exhibit 8  Press Release issued August 28, 2000 (incorporated by reference to
           Exhibit 99.1 to the Schedule TO filed August 29, 2000). (1)

Exhibit 9 Travel Weekly Daily Bulletin September 26, 2000 interview with Gadi Maier. (2)

ANNEX A  INFORMATION STATEMENT

ANNEX B  OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

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*  Included with Schedule 14D-9 mailed to GetThere stockholders.

(1)   Previously filed.
(2)   Filed herewith.